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                            October 6, 2022

       James W. Peters
       Chief Financial Officer
       Whirlpool Corporation
       2000 North M-63
       Benton Harbor, MI 49022-2692

                                                        Re: Whirlpool
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
September 23, 2022
                                                            File No. 001-03932

       Dear James W. Peters:

              We have reviewed your September 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 1, 2022 letter.

       Response Dated September 23, 2022

       Risk Factors, page 13

   1. Your response to prior comment two indicates that you expect to mitigate carbon pricing impacts on operating
expenditures and profit margins by "encouraging low-carbon
                                                        behavior and the
innovation of cleaner options within our supply chain and products."
                                                        Tell us more about
these potential changes in your supply chain and products, and describe the transition
risks related thereto.
 James W. Peters
FirstName  LastNameJames W. Peters
Whirlpool Corporation
Comapany
October    NameWhirlpool Corporation
        6, 2022
October
Page 2 6, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

2. We note your response to prior comment four. Please further address the following:

                The first part of your response appears to focus on climate-related opportunities and references transition risks. Tell us how you considered disclosure that specifically refers to business trends related to climate change. In your response, describe your actual experience regarding changes in demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

                The final part of your response refers to disclosure in your Form 10-K regarding reputational considerations and potential risks associated with your response to climate change. Please clarify this disclosure to more directly address reputational risks resulting from the production of greenhouse gas emissions from your operations or products and to explain the resulting potential adverse consequences to your business operations or financial condition (e.g., on access to capital, debt servicing costs, customer sentiment, etc.).
3. We note your response to prior comment five and reissue it in part. Please provide us with quantitative information for the periods covered by your Form 10-K regarding weather-related damages to your property or operations and the cost of property insurance and tell us whether the cost of insurance is expected to increase in future periods. In addition, please tell us how you considered disclosing the potential for indirect impacts to you from weather-related disruptions to your customers.
4. We note your response to prior comment six and reissue it in part. Please quantify your compliance costs related to climate change for the last three fiscal years.
      Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-
3047 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Ava Harter